[LETTERHEAD OF TV AZTECA]


                TV AZTECA ANNOUNCES 3Q02 EBITDA OF US$64 MILLION,
                               WITH A 43% MARGIN

                        --Net Sales Up 2% to 3Q Record--


FOR IMMEDIATE RELEASE
---------------------


         Mexico City, October 25, 2002--TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA), one of the two largest producers of Spanish language television programming in the world, reported today third quarter EBITDA of US$64 million, unchanged from $64 million reported for the same period last year. EBITDA margin for the quarter was 43%. Net sales increased 2% to US$149 million, which represents a third quarter record level.

         "Advertising demand was soft early in the quarter because many of our clients overspent their budgets on the 2002 World Cup soccer championship," said Pedro Padilla, TV Azteca's Chief Executive Officer. "Despite the glum start of the quarter, we were able to offset some of the effects through innovative programming and proactive sales efforts, and thus continue with our positive quarterly sales trend."

         "We were also able to partly offset costs of new programming formats during the quarter through expense controls, which allowed us to preserve profitability," Mr. Padilla added.

Third Quarter Results
---------------------


         Net revenue grew 2% to US$149 million, up from US$145 million one year ago. Total costs and expenses increased 4% to US$84 million from US$81 million for the same period last year. As a result, the Company reported EBITDA of US$64 million, the same as the third quarter of last year. EBITDA margin was 43%, compared with 44% for the prior year period. Net income for the quarter was US$1 million, compared with US$5 million for the same period of last year.

      Millions of pesos1 and dollars 2 except percentages and per share amounts.

      --------------------------------------------------------------------------
                               3Q 2001              3Q 2002            Change
                                                                    US$      %
      --------------------------------------------------------------------------
      --------------------------------------------------------------------------
      Net Revenue
        Pesos                  Ps. 1,484            Ps. 1,517
        US$                    US$ 145              US$ 149         4       +2%
      EBITDA
        Pesos                  Ps. 655              Ps. 657
        US$                    US$ 64               US$ 64          0        0%
      Net Income
        Pesos                  Ps. 50               Ps. 10
        US$                    US$ 5                US$ 1           (4)     -80%
      Income per ADS3
        Pesos                  Ps. 0.26             Ps. 0.05
        US$                    US$ 0.03             US$ 0.005       (0.03)  -83%
      --------------------------------------------------------------------------

      1  Pesos of constant purchasing power as of September 30, 2002.
      2 Conversion based on the exchange rate of Ps.10.21 per US dollar as of September 30, 2002.
      3 Calculated based on 188.9 million ADSs outstanding as of September 30, 2002.

Share of Commercial Audience
----------------------------

         TV Azteca's full day commercial audience share was 36% during the quarter, compared with 39% for the same period of 2001, and 34% for the prior quarter.

         Prime time share of the commercial audience during the third quarter was 37%, compared with 40% for the same period of the prior year, and 34% for the previous quarter.

         "We're turning the ratings corner this year just in time for second half seasonal demand. This is consistent with our strategy to provide our clients with a level of gross rating points that matches their needs," commented COO Mario San Roman. "La Academia, our new reality show that respects audiences and advertisers' most significant values, together with our full lineup of attractive programming, enabled us to capture sizeable, high-quality viewership."

Net Revenue
-----------


         The 2% increase in net revenue mirrors client budget spending, an 8% average increase in third quarter's advertising rates in real terms, and a 5% decrease in weighted-average full day utilization rates, compared with the same quarter of last year.

         "Product placement and sponsorships in our popular La Academia reality show was key in making the best of a tough quarter," added Mr. San Roman. "Our clients want to be part of the dreams that fuel our program's popularity."

         Third quarter net revenue includes US$30 million from local advertising sales, which were up 12% from the US$27 million reported in the same period of 2001. Local sales represented 20% of total net revenue compared to 18% a year ago.

         Sales of programming abroad, were US$2.8 million, 22% above the US$2.3 million of the third quarter of the prior year. Growth in programming exports was principally driven by increased sales of the company's popular novelas Cuando seas Mia and Como en el Cine, and by the opening of new markets in Asia.

         During the quarter, TV Azteca reported content and advertising sales to Todito.com of US$4.2 million, and US$1.6 million of advertising sales to Unefon. Sales to Todito and Unefon were US$3.7 million and US$500,000, respectively, in the same period last year.

         Azteca America Network contributed an additional US$1.4 million to TV Azteca's advertising sales during the quarter. Azteca America did not contribute sales during the prior-year period.

Costs and Expenses
------------------


         The 4% increase in third quarter costs and expenses resulted from a 5% increase in production, programming and transmission costs from US$58 million to US$61 million. Administration and sales costs were unchanged from the year-ago quarter, at US$23 million.

         "Cost increases reflect primarily immediate amortization of costs incurred during the quarter for the production and transmission of La Academia," said CFO Carlos Hesles. "These conservative accounting practices will help avoid future profitability constraints."

         "We were able to partially counteract La Academia related costs through stricter profitability control of other internally produced content, as well as through lower operating and service expenses, which allowed us to continue delivering sound EBITDA levels," Mr. Hesles added.

EBITDA and Net Income
---------------------


         The 2% increase in third quarter net sales combined with the 4% increase in overall costs and expenses resulted in unchanged EBITDA of US$64 million, when compared with the third quarter last year. EBITDA margin was 43%.

         Third quarter net income was US$1 million, compared with US$5 million for the same quarter of 2001. The net income decrease was the result of a US$2 million increase in other expenses, and a US$2 million net comprehensive financing cost increase during the quarter.

Management Changes
------------------


         In August, the company announced the appointment of Carlos Hesles to the position of Chief Financial Officer. Mr. Hesles has six years experience in different financial and administrative positions within TV Azteca; including treasury, budgeting and cost control, as well as in the company's operations, which included direct supervision of Azteca Digital studios.

         In October, Mario San Roman, prior Director of Distribution Channels of TV Azteca, was appointed Chief Operating Officer. Mr. San Roman has extensive knowledge of the company's production, distribution and marketing operations and strategies. His experience, methods and approach to viewers' preferences have been instrumental in strengthening TV Azteca's programming decision processes.

         Both appointments will report to company CEO Pedro Padilla, and are part of the company's management streamlining, which aims to bring further efficiencies to daily operations. The appointments were ratified by the company's board of directors.

Azteca America
--------------


         During the quarter, Azteca America Network, TV Azteca's wholly owned Spanish language broadcasting network focused on the US Hispanic market, increased its coverage to 35% of Hispanics in the United States from 31% at the end of the previous quarter, with no associated equity investment from TV Azteca. This was achieved through the affiliation of stations in Albuquerque, New Mexico; Austin, Texas; Wichita, Kansas; as well as Palm Springs and Santa Barbara, California.

         On the commercial side, Azteca America opened a sales office in New York, and appointed Phillip Woodie as Executive Vice President of Network Sales. Mr. Woodie, was formerly the head of national sales for Univision.

         Regarding the Azteca America Network's relationship with Pappas Telecasting, there have been a number of recent disputes between the company and Pappas, the owner of Azteca America's station affiliates, in the Los Angeles and San-Francisco-Oakland-San Jose, California; Houston, Texas; and Reno-Sparks-Carson City, Nevada market areas. First, Pappas has refused to permit Azteca International Corporation, the Company's U.S. subsidiary, to complete the exercise of its option to purchase an equity interest in Pappas' Los Angeles television station. Pappas claims that Azteca International Corporation has not satisfied certain conditions to the purchase of the equity interest. Azteca International Corporation filed a lawsuit against Pappas in Delaware seeking specific performance of the equity option agreement, and the matter is scheduled for trial in December 2002. In connection with its effort to exercise the option, the Company paid US$32.3 million to acquire an existing senior secured loan previously made by UBS AG that is secured by the Los Angeles station, which increased the Company's secured loan to Pappas Telecasting of Southern California LLC to US$52 million.

         Second, Pappas alleged that Azteca International Corporation breached its affiliation agreements covering these four U.S. television stations, and has threatened to terminate these agreements. This matter is now the subject of litigation in New York. Azteca International Corporation intends to preserve its affiliation agreements with the Pappas Telecasting stations, and will seek to enjoin Pappas if required in order to prevent the termination of the affiliation agreements.

         TV Azteca believes the U.S. Hispanic market continues to offer an interesting opportunity to grow overall revenues and profitability for the Company in the long term, and anticipates it can reach a 20% share of the US Hispanic broadcast TV ad market in a five-year period. TV Azteca considers that within that term, the Hispanic broadcast TV ad market in the U.S. can surpass the size of the broadcast TV ad market in Mexico.

Unefon
------


         In October, the Company approved a one-year extension of its plan to spin off its investment in Unefon, the Mexican mobile telephony company. Under this plan, TV Azteca shareholders have rights, on a pro-rata basis, to acquire the Company's equity interest in Unefon, for an exercise price similar to the price TV Azteca paid for Unefon at the date of purchase, with an exercise date on December 11, 2002, subject to certain conditions. The exercise date has been extended until December 11, 2003.

         TV Azteca had previously announced that its board of directors approved a spin off of the Company's investment in Unefon in the form of a distribution of Unefon shares to TV Azteca shareholders at no monetary cost, before the end of year 2002. However, as a consequence of a dispute between Unefon and Nortel Networks Limited, Unefon's major equipment supplier and lender, TV Azteca's board of directors postponed the distribution to allow Unefon time to resolve Unefon's disagreements with Nortel.

Nine Months Results
-------------------

         Net revenue for the first nine months of 2002 was US$454 million, 12% up compared with US$405 million recorded one year ago. Nine months EBITDA was US$192 million, 14% above the same period of 2001. EBITDA margin was 42%, the same as the one reported in the first nine months of a year ago. Net income for the period was US$26 million compared with US$80 million for the same period of last year, principally due to foreign exchange losses.


      Millions of pesos1 and dollars 2 except percentages and per share amounts.
      --------------------------------------------------------------------------
                               9M 2001              9M 2002             Change
                                                                      US$     %
      --------------------------------------------------------------------------
      --------------------------------------------------------------------------
      Net Revenue
        Pesos                  Ps. 4,132            Ps. 4,636
        US$                    US$ 405              US$ 454         49      +12%
      EBITDA
        Pesos                  Ps. 1,723            Ps. 1,965
        US$                    US$ 169              US$ 192         24      +14%
      Net Income
        Pesos                  Ps. 820              Ps. 263
        US$                    US$ 80               US$ 26          54)     -68%
      Income per ADS3
        Pesos                  Ps. 4.34             Ps. 1.39
        US$                    US$ 0.43             US$ 0.14        0.29)   -68%
      --------------------------------------------------------------------------
      1  Pesos of constant purchasing power as of September 30, 2002.
      2 Conversion based on the exchange rate of Ps.10.21 per US dollar as of September 30, 2002.
      3 Calculated based on 188.9 million ADSs outstanding as of September 30, 2002.

         TV Azteca will conduct a conference call to further discuss its third quarter results on October 28, at 11:30 Eastern Time. Participants in the US may dial: 877-858-7380, and in the rest of the world: 706-679-0213. Conference ID:
6322629. You may also access the conference call through our website: http://www.tvazteca.com/corporativo/inversionistas/

Company Profile
---------------


         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across Mexico. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               Investor Relations:

       Bruno Rangel                                     Rolando Villarreal
      5255 3099 9167                                      5255 3099 0041
  jrangelk@tvazteca.com.mx                           rvillarreal@tvazteca.com.mx


                               Media Relations:

                               Tristan Canales
                               5255?3099?5786
                           tcanales@tvazteca.com.mx



(financial tables follow)

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*
       (Millions of Mexican pesos of September 30, 2002 purchasing power)



                                                                                  Millions of US Dollars **
                                                                                  -------------------------
                                               Third Quarter of:                   Third Quarter of:
                                               -----------------                   -----------------
                                                   2001            2002               2001    %        2002    %          Change
                                                   ----            ----               ----             ----               ------
                                                  --------        --------           -------          -------           -----------
                                                                                                                         Dls      %
Net revenue                                     $   1,484       $   1,517          $    145  100%   $    149  100%        3       2%
Programming, production and transmission costs        596             626                58    40%        61    41%       3       5%
Sales and administrative expenses                     233             233                23    16%        23    15%       0       0%
                                               -----------      ----------        ----------       ----------           -------

EBITDA                                                655             657                64    44%        64    43%       0       0%

Depreciation and amortization                         152             137                15               13             (1)

                                               -----------      ----------        ----------       ----------           -------
Operating profit                                      503             521                49    34%        51    34%       2       3%
                                               -----------      ----------        ----------       ----------           -------

Other expense -Net                                    (81)            (98)               (8)             (10)            (2)
                                               -----------      ----------        ----------       ----------           -------

Comprehensive financing cost:
Interest expense                                     (196)           (175)              (19)             (17)             2
Other financing expense                                (9)           (120)               (1)             (12)           (11)
Interest income                                        50              49                 5                5             (0)
Exchange loss-Net                                    (160)            (98)              (16)             (10)             6
Loss on monetary position                             (10)             (4)               (1)              (0)             1

                                               -----------      ----------        ----------       ----------           -------
Net comprehensive financing cost                     (325)           (349)              (32)             (34)            (2)
                                               -----------      ----------        ----------       ----------           -------

Income before provision for income tax and deferred inc97e tax         73                 9     7%         7     5%      (2)    -24%
Provision for:
Income tax                                            (75)            (63)               (7)              (6)             1
Deferred income tax benefit                            29                                 3                -             (3)
                                               -----------      ----------        ----------       ----------           -------

Net income                                      $      50       $      10          $      5   3%    $      1   1%        (4)    -80%
                                               ===========      ==========        ==========       ==========           =======

                                               -----------      ----------        ----------       ----------           -------
Net loss of minority stock holders              $    (0.3)      $     0.0          $     (0)        $      0              0
                                               ===========      ==========        ==========       ==========           =======
                                               -----------      ----------        ----------       ----------           -------
Net income of majority stock holders            $      50       $      10          $      5         $      1             (4)
                                               ===========      ==========        ==========       ==========           =======

End of period exchange rate**                   $    9.52       $   10.21

* Mexican GAAP.
** The U.S. dollar figures  represent the Mexican peso amounts as of  September 30, 2002 expresed as of  September 30, 2002 purchasing power, translated at the exchange rate of Ps. 10.21 per U.S. dollar.


                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*
       (Millions of Mexican pesos of September 30, 2002 purchasing power)


                                                                                  Millions of US Dollars **
                                                                                  -------------------------
                                               Nine months ended September 30,     Nine months ended September 30,
                                               -------------------------------     -------------------------------
                                                   2001            2002                2001     %        2002      %      Change
                                                   ----            ----                ----              ----             ------
                                                                                                                          Dls     %
                                                                                                                          ---    --
Net revenue                                   $     4,132     $    4,636          $     405   100%   $    454    100%     49     2%
Programming, production and transmission costs      1,727          1,973                169    42%        193     43%     24     4%
Sales and administrative expenses                     681            697                 67    16%         68     15%      2     2%
                                              -----------     ----------          ---------          --------            -----
EBITDA                                              1,723          1,965                169    42%        192     42%     24     4%

Depreciation and amortization                         449            384                 44                38             (6)
                                              -----------     ----------          ---------          ---------            ----
Operating profit                                    1,274          1,581                125    31%        155     34%     30    24%
                                              -----------     ----------          ---------          ---------            ----
Other expense -Net                                   (240)          (265)               (23)              (26)            (3)
                                               ----------     ----------          ---------          ---------            ----
Comprehensive financing cost:
Interest expense                                     (554)          (524)               (54)              (51)             3
Other financing expense                               (25)          (118)                (2)              (12)            (9)
Interest income                                       187            154                 18                15             (3)
Exchange gain (loss)-Net                               80           (371)                 8               (36)           (44)
Gain (loss) on monetary position                       13            (45)                 1                (4)            (6)

                                               ----------     ----------          ---------          ---------            ----
Net comprehensive financing cost                     (298)          (904)               (29)              (88)           (59)
                                               ----------     ----------          ---------          ---------            ----
Income before provision for income tax and deferred in737e tax       412                 72    18%         40     9%     (32)  -44%
Provision for:
Income tax                                           (112)          (149)               (11)              (15)            (4)
Deferred income tax benefit                           193              -                 19                 -            (19)
                                               ----------     ----------          ---------          ---------            ----
Net income                                    $       818     $      263          $      80  20%    $      26   6%       (54)  -68%
                                               ===========    ==========          ==========         =========            ====
                                               ----------     ----------          ---------          ---------            ----
Net loss of minority stock holders            $        (2)    $     (0.3)         $      (0)        $      (0)             0
                                               ===========    ==========          ==========         =========            ====
                                               ----------     ----------          ---------          ---------            ----
Net income of majority stock holders          $       820     $      263          $      80         $      26            (54)
                                               ===========    ==========          ==========         =========            ====
End of period exchange rate**                 $      9.52     $    10.21


* Mexican GAAP.
** The U.S. dollar figures  represent the Mexican peso amounts as of  September 30, 2002 expresed as of  September 30, 2002 purchasing power, translated at the exchange rate of Ps. 10.21 per U.S. dollar.


                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*
       (Millions of Mexican pesos of September 30, 2002 purchasing power)

                                                                                    Millions of US Dollars**
                                                                                    ------------------------
                                       At September 30,                                   At September 30,              Change
                                      -------------------------------------      -------------------------------   -----------------
                                             2001              2002                      2001            2002         Dls         %
                                           ----------        ----------                ---------       ---------
Current assets:
Cash and cash equivalents                $     1,303       $     1,304               $      128      $      128         0
Accounts receivable                            3,657             2,862                      358             280       (78)
Other current assets                           1,029             1,071                      101             105         4

Total current assets                           5,989             5,237                      586             513       (74)     -13%

Accounts receivable from Unefon                1,996             2,042                      195             200         5
Property, plant and equipment-Net              2,356             2,208                      231             216       (14)
Television concessions-Net                     3,710             3,597                      363             352       (11)
Invesment in Unefon                            1,835             1,755                      180             172        (8)
Invesment in Todito                              405               322                       40              32        (8)
Investment in Azteca America                       -             1,006                        -              98        98
Exhibition rights                                816             1,242                       80             122        42
Other assets                                   1,110             1,200                      109             117         9
Goodwill -Net                                    673               637                       66              62        (4)

Total long term assets                        12,901            14,009                    1,263           1,372       108        9%

                                      ---------------    --------------          ---------------   -------------   ----------
Total assets                             $    18,890       $    19,246               $    1,849      $    1,884        35        2%
                                      ===============    ==============          ===============   =============   ==========


Current liabilities:
Short-term debt                          $       407       $       723               $       40      $       71        31
Other current liabilities                      1,317             1,577                      129             154        25

Total current liabilities                      1,724             2,300                      169             225        56       33%

Long-term liabilities
Guaranteed senior notes                        4,245             4,341                      416             425         9
Bank loans                                     1,573             1,544                      154             151        (3)
Advertising advances                           3,204             2,189                      314             214        99)     -32%
Unefon advertising advance                     2,243             2,166                      220             212        (8)
Todito advances                                  757               577                       74              56        18)
Other long term liabilities                       61               194                        6              19        13

Total long-term liabilities                   12,083            11,011                    1,183           1,078        05)      -9%

                                      ---------------    --------------          ---------------   -------------   ----------
Total liabilities                             13,807            13,311                    1,352           1,303       (49)      -4%

Total stockholders' equity                     5,083             5,935                      498             581        83       17%

                                      ---------------    --------------          ---------------   -------------   ----------
Total liabilities and equity             $    18,890       $    19,246               $    1,849      $    1,884        35        2%
                                      ===============    ==============          ===============   =============   ==========
End of period exchange rate            $        9.52      $      10.21

* Mexican GAAP.
** The U.S. dollar figures  represent Mexican peso amounts as of  September 30, 2002, expresed as of  September 30, 2002 purchasing power, translated at the exchange rate of Ps. 10.21 per U.S. dollar.


                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (Millions of Mexican pesos of September 30, 2002 purchasing power)




                                                                                    Nine months ended September 30,
                                                                                    -------------------------------
      Operations:                                                                    2001                   2002
      -----------                                                                    ----                   ----
      Net income                                                              $       818         $           263
      Charges (credits) to results of operation not affecting resources:
      Amortization of concessions and goodwill                                        119                     119
      Depreciation                                                                    329                     265
      Equity method in associate and affiliates                                        56                      77
      Deferred income tax benefit                                                    (193)                      -

      Net change in accounts receivable, inventories, exhibition rights,
      related parties, accounts payable and accrued expenses                          618                   1,497
     Unefon advertising advances                                                      (31)                    (54)
     Todito advertising, programming, and services advances                          (139)                   (126)
     Advertising advances                                                          (1,179)                 (2,373)
                                                                                  ------------          --------------
      Resources provided by (used in) operations                                      397                    (334)
                                                                                  ------------          --------------
      Investment:
      -----------

      Acdquisition of property, machinery and equipment -Net                             (103)                   (143)
      Account receivable from Pappas Southern California, LLC                            (185)
      Investment in affiliates of  Pappas Telecasting Companies, through
      Azteca America                                                                                             (343)
      Minority interest                                                                    (3)                      1
                                                                                  ------------          --------------
      Resources used in investing activities                                             (290)                   (485)
                                                                                  ------------          --------------

      Financing:
      ----------

      Guaranteed senior notes                                                            (205)                    295
      Bank loans -Net                                                                     (24)                    227
      Stock options excercised                                                             79                      49
      Preferred dividend paid                                                             (39)                    (37)
      Repurchase of shares                                                                 (5)                   (167)
      Sale of treasury shares                                                             143                     134
                                                                                  ------------          --------------
      Resources  (used in ) provided by financing activities                              (52)                    501
                                                                                  ------------          --------------
      Increase (decrease) in cash and cash equivalents                                     55                    (319)
      Cash and cash equivalents at beginning of period                                  1,248                   1,623
                                                                                  ------------          --------------
      Cash and cash equivalents at end of period                              $         1,303         $         1,304
                                                                                  ============          ==============
